UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,986,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,986,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.4%(2)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.4%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,894,991 Ordinary Shares (See Item 5)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,894,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,894,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.5%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,894,991 Ordinary Shares (See Item 5)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,894,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,894,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.5%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 9,894,991 Ordinary Shares (See Item 5)(1)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 9,894,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,923,260 Ordinary Shares (See Item 5) (2)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.6%(3)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li and (ii) 9,894,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead and Point Forward.
(3)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 16”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019, by Amendment No. 8 filed on January 24, 2020, by Amendment No. 9 filed on March 20, 2020, by Amendment No. 10 filed on April 10, 2020, by Amendment No. 11 filed on May 1, 2020, by Amendment No. 12 filed on May 7, 2020, by Amendment No. 13 filed on September 17, 2020, by Amendment No. 14 filed on October 28, 2020 and by Amendment No. 15 filed on November 20, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Double Double completed the first closing of the sale of 416,667 Ordinary Shares to Biomedical Development pursuant to the terms and conditions of the Additional Centurium SPA on December 28, 2020 and expects to complete the second closing of the sale of 358,333 Ordinary Shares to Biomedical Development in early January 2021.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (3)
Beachhead	7,908,726	7,908,726	7,908,726	7,908,726	20.4%
Double Double(1)	0	0	0	0	0.0%
Point Forward	1,986,265	1,986,265	1,986,265	1,986,265	5.1%
CCP 2018(1)(2)	0	7,908,726	7,908,726	7,908,726	20.4%
Centurium GP(1)(2)	0	7,908,726	7,908,726	7,908,726	20.4%
CCCI 2018(2)	0	1,316,265	1,316, 265	1,316,265	3.4%
Centurium SLP-B(2)	0	1,316,265	1,316,265	1,316,265	3.4%
CCM CB I(2)	0	670,000	670,000	670,000	1.7%
CCM CB I GP(2)	0	670,000	670,000	670,000	1.7%
Centurium GP Holdco(1)(2)	0	9,894,991	9,894,991	9,894,991	25.5%
Centurium TopCo(1)(2)	0	9,894,991	9,894,991	9,894,991	25.5%
Mr. Hui Li (1)(2)(4)	28,269	9,894,991	9,894,991	9,923,260	25.6%

(1)	The number of Ordinary Shares beneficially owned by such Reporting Person excludes 358,333 Ordinary Shares that Double Double has agreed to sell to Biomedical Development pursuant to the Additional Centurium SPA.
(2)	Beachhead is 100% owned by CCP 2018. Point Forward is 66.3% owned by CCCI 2018 and 33.7% owned by CCM CB I. Centurium GP is the general partner to CCP 2018, Centurium SLP-B is the general partner to CCCI 2018 and CCM CB I GP is the general partner of CCM CB I. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP, Centurium SLP-B and CCM CB I GP, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead, and each of CCCI 2018, CCM CB I, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(3)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.
(4)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li, and (ii) 9,894,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead and Point Forward.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer. Neither the filing of this Amendment No. 16 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 16,633,899 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, V-Sciences, Mr. Chow and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 16.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I, L.P.

By:	CCM CB I Limited, GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I Limited

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li